ITEM 4

ADDITIONAL DISCLOSURES

(1) 5,124,890 Shares are directly owned by a private investment fund and an investment company registered under the Investment Company Act of 1940, as amended, for which Propel Bio Management LLC ("Propel") and Ms. Kawas provide discretionary advisory services. Ms. Kawas is the sole owner of Propel, and possesses voting control and/or the power to direct the disposition of the Shares. Accordingly, for purposes of Rule 13d-3, Propel and Ms. Kawas may be deemed to beneficially own the Shares. In addition, Ms. Kawas and Propel may be considered to form part of a group and therefore, beneficial ownership of all Shares held by group members may be deemed to be attributed to the entire group. In accordance with Rule 13d-4, Propel and Ms. Kawas expressly disclaim beneficial ownership of the Shares and the existence of a group.

(2) The percentages set forth in Row 11 of the cover pages are calculated based upon 53,464,273 Shares outstanding as of May 14, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission in addition to 31,500,000 shares offered by the company in an offering on July 11, 2025, and assume the exercise of Warrants held by the Reporting Persons to purchase 3,736,296 Shares.

(3) Ms. Kawas, Mr. Kayne, Propel, and the General Partner may be deemed to form a group and therefore, beneficial ownership of all reported Shares may be attributed to the entire group. In accordance with Rule 13d-4, Ms. Kawas, Mr. Kayne, and the General Partner each expressly disclaim beneficial ownership of the Shares, as well as the existence of a group.